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                                                               December 16, 2004

VIA EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: METALICO, INC. FORM 10 FILED OCTOBER 25, 2004 (FILE NO. 000-50999) APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 10

Ladies and Gentlemen:

         Reference is made to the Registration Statement on Form 10, together with all exhibits thereto, SEC File No. 000-50999, filed by Metalico, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on October 25, 2004 (the "Registration Statement"). The Commission has not declared the Registration Statement effective.

         The Company notes that, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement will automatically become effective on December 24, 2004, if not earlier withdrawn. The Company hereby applies to withdraw the Registration Statement effective as of the date of this letter in order to prevent the Registration Statement from automatically becoming effective before such time as the Company has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Staff of the Commission and before the Staff has completed its review.

         The undersigned, on behalf of the Company, respectfully requests the Commission to grant the application of the Company to have the Registration Statement withdrawn and to issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

         The Company intends to file with the Commission a registration statement on Form 10, substantially similar to the Registration Statement, and to address all of the Staff's outstanding comments as soon as practicable.

                               Sincerely yours,

                               METALICO, INC.


                               By:  /s/      ARNOLD S. GRABER
                                   ----------------------------
                                    Arnold S. Graber
                                    Executive Vice President and General Counsel